

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

Jesse Sutton
Chief Executive Officer
Ultimax Digital, Inc.
420 Lexington Avenue, Suite 230
New York, NY 10170

Re: Ultimax Digital, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 25, 2022
File No. 333-267590

Dear Jesse Sutton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed November 25, 2022

Balance Sheets as of September 30, 2022 and December 31, 2021, page F-2

1. Please revise to indicate the balance sheet as of September 30, 2022 is unaudited.

Statements of Cash Flows for the Nine Months Ended September 30, 2022 and 2021, page F-4

2. Please revise to ensure the amount presented as net cash used in operating activities is accurate.

Exhibits

3. Please include current consents from your independent auditor.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Paul Goodman